Mail Stop 4561

March 14, 2008

Lawrence A. Zimmerman
Chief Financial Officer
Xerox Corporation
P.O. Box 1600
Stamford, CT 06904-1600

> **Re:** **Xerox Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2007**
> **File No. 1-04471**

Dear Mr. Zimmerman:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Exhibits

1. We note your disclosure in the business section that you are in the first year of a 2007 Master Supply Agreement with Flextronics, though this material agreement does not appear to have been filed or incorporated by reference into the Form 10-K. The Flextronics agreements that have been filed as exhibits relate to the Master Supply Agreement, as amended, dated as of November 30, 2001. Please file the new agreement with Flextronics or tell us why you believe the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

2. We further note your indication that exhibits 10(o)(1) and 10(o)(2) to the Form 10-K have been granted confidential treatment. It appears that grants of confidential treatment for the Flextronics agreements may have expired and been replaced with new agreements. Please advise.

Exhibit 31(a) and (b)

3. Please ensure that the certifications provide exactly the disclosure required by Item 601(b)(31) of Regulation S-K. Note that the first line should not include the title of the person providing the certification. Please provide us a representation that you will provide conforming disclosure in future filings.

Definitive Proxy Statement on Schedule 14A

4. We were unable to locate your disclosure in response to Item 407(e)(4) of Regulation S-K regarding Compensation Committee Interlocks and Insider Participation. Please confirm that you will provide the required disclosure in your 2008 Annual Meeting of Shareholders Proxy Statement.

* * * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maryse Mills-Apenteng at 202-551-3457 or me at 202-551-3735 if you have questions regarding the above comments.

Sincerely,

Barbara C. Jacobs
Assistant Director